UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 16, 2022 titled “Arcos Dorados Reports Fourth Quarter and Full Year 2021 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 16, 2022

Item 1

4Q & Full Year

2021 Results

March 16, 2022

15 years

ARCO
LISTED
NYSE

Drive Thru
McDonald's
PEDÍ
Y RETIRÁ
Ofertas Especiales
McCafé

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER AND FULL YEAR 2021 FINANCIAL RESULTS

•	Systemwide comparable sales¹ grew 33.6% year-over-year and 24.2% on a 2-year basis, driven by the Company’s successful Three-D’s Strategy focused on Drive-thru, Delivery and Digital

•	Digital channels (Delivery, Self-order Kiosks and Mobile App) generated 36% of systemwide sales in the quarter

•	Consolidated Adjusted EBITDA¹ in US dollars reached a quarterly record of $112.4 million, almost double the prior year and up 10.5% versus the fourth quarter 2019

•	Net Income¹ reached $47.2 million, or $0.22 per share, compared with net income of $0.11 per share in the prior year quarter

•	Net Debt to Adjusted EBITDA improved to a healthy 1.4x at year-end 2021

•	The Board of Directors declared a cash dividend of $0.15 per share for 2022

Montevideo, Uruguay, March 16, 2022 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended December 31, 2021, and audited results for the full year 2021.

Fourth Quarter 2021 Highlights – Excluding Venezuela

•	Systemwide comparable sales increased 33.6% and were up 24.2% on a 2-year basis, with accelerating comparable sales growth in all divisions.

•	Consolidated¹ revenues totaled $777.1 million, rising 28.3% in US dollars with strong constant currency growth of 37.3% versus 2020 and 31.6% on a 2-year basis.

•	Consolidated¹ Adjusted EBITDA of $112.4 million rose 10.5% in US dollars above the pre-pandemic fourth quarter 2019.

•	Consolidated¹ Adjusted EBITDA margin reached 14.5% in the quarter, benefitting from continued operating leverage versus 2020, and up 100 basis points versus 2019.

•	Basic net income per share¹ was $0.22, compared to basic net income per share of $0.11 in the prior year quarter.

•	Net Debt to Adjusted EBITDA leverage ratio improved to a healthy 1.4x at year-end 2021.

¹Excluding the results of the Venezuelan operation except Balance Sheet and Debt Ratio information.
For definitions, please refer to page 16 of this document.	2

Full Year 2021 Highlights – Excluding Venezuela

•	Systemwide comparable sales increased 38.8% and were up 10.1% on a 2-year basis, with sales momentum accelerating in the second half of the year.

•	Consolidated¹ revenues totaled $2.7 billion, rising 33.9% in US dollars or 42.2% on a constant currency basis versus 2020, and 16.2% in constant currency on a 2-year basis.

•	Consolidated¹ Adjusted EBITDA of $275.0 million nearly quadrupled the prior-year result and rose 21.0% in constant currency on a 2-year basis.

•	Consolidated¹ Adjusted EBITDA margin reached 10.4% for the year, the Company’s highest-ever full-year margin.

•	Basic net income per share was $0.24 in 2021, compared to a basic net loss per share of $(0.68) in the prior year.

•	Restaurant openings of 46 new units in 2021 (38 in Brazil) included 40 free-standing units.

Message from Marcelo Rabach, Chief Executive Officer

We are very pleased with our performance in 2021 and we recognize that the results of the last two years would not have been possible without the commitment of the people who make up the Arcos Dorados system in Latin America and the Caribbean. We are very proud to have supported those who needed help throughout this challenging period and incredibly grateful for all the work they continue to do in order to build an even brighter future for our Company and an even better experience for our guests.

Sales and profitability improved consistently throughout 2021 and second semester profitability set a new record in US dollars despite the challenging operating environment as well as all the currency and cost pressures of the last two years.

The Three D’s strategy continues to resonate with guests and the off-premise sales from both Drive-thru and Delivery remain sticky, contributing 45% of total sales, even with the recovery of on-premise sales channels. Our industry-leading Digital platform is deepening our understanding of consumer preferences and we are focused on increasing our lead in the Digital race by developing exciting new functionalities and personalization capabilities, which will be introduced in the coming weeks and months.

Arcos Dorados operates the region’s largest free-standing restaurant portfolio; a structural competitive advantage that has led to a 25% increase in the format’s per-unit sales compared with 2019. Looking ahead, we have the financial resources, expertise and track record to deliver on our guidance of at least 200 new restaurant openings over the next three years. Importantly, all openings have been underwritten to exceed our high return expectations to ensure we continue generating significant shareholder value for many years to come.

¹Excluding the results of the Venezuelan operation except Balance Sheet and Debt Ratio information.
For definitions, please refer to page 16 of this document.	3

Consolidated

Results

Consolidated

Figure 1. AD Holdings Inc Consolidate: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,236				2,261

Sales by Company-operated Restaurants	580.4	(52.8)	217.0	1.3	745.8	28.5%
Revenues from franchised restaurants	27.0	(1.6)	8.9	0.2	34.4	27.6%
Total Revenues	607.4	(54.4)	225.9	1.5	780.3	28.5%

Adjusted EBITDA	57.5	(5.6)	59.7	(0.1)	111.4	93.8%
Adjusted EBITDA Margin	9.5%				14.3%
Net income (loss) attributable to AD	22.0	(6.7)	29.8	0.5	45.6	106.8%
No. of shares outstanding (thousands)	210,227				210,478
EPS (US$/Share)	0.10				0.22

4Q21 = 4Q20 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: In the fourth quarter of 2021, Other operating income / (expense) included a $3.7 million credit related to payroll taxes in Brazil and a $5.5 million non-cash positive impact related to the fair value of restaurant businesses contributed to an investment with a sub-franchisee in Mexico. In the fourth quarter of 2020, Other operating income / (expense) included the negative impact of a $5.2 million tax-related provision in Brazil.

Excluded from Adjusted EBITDA: In the fourth quarter 2021, the Company incurred $4.8 million in reorganization and optimization expenses within its General & Administrative expenses (G&A), related to its recent divisional reorganization.

Fourth quarter net income attributable to the Company totaled $45.6 million, compared to net income of $22.1 million in the same period of 2020. Arcos Dorados’ recorded earnings of $0.22 per share in the fourth quarter of 2021 compared to net income of $0.10 per share in the corresponding 2020 period. Total weighted average shares for the fourth quarter of 2021 amounted to 210,478,322 compared to 210,226,546 in the prior year’s quarter.

Consolidated - excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,126			2,159

Sales by Company-operated Restaurants	578.9	(52.8)	217.0	743.1	28.4%	37.5%
Revenues from franchised restaurants	26.8	(1.6)	8.9	34.1	27.1%	33.1%
Total Revenues	605.7	(54.4)	225.9	777.1	28.3%	37.3%
Systemwide Comparable Sales Systemwide Comparable Sales,2-year basis						33.6% 24.2%
Adjusted EBITDA	58.4	(5.6)	59.7	112.4	92.6%	102.2%
Adjusted EBITDA Margin	9.6%			14.5%
Net income (loss) attributable to AD	24.1	(6.7)	29.8	47.2	95.6%	123.4%
No. of shares outstanding (thousands)	210,227			210,478
EPS (US$/Share)	0.11			0.22

Arcos Dorados’ structural competitive advantages in Drive-thru and Delivery and a sustained recovery in on-premise volume drove strong sales growth. Total revenues in US dollars increased 28.3%, or 37.3% in constant currency, versus the prior year period. Systemwide comparable sales for the fourth quarter rose 33.6% and were up 24.2% on a 2-year basis, building on the momentum the Company generated throughout 2021.

The Company’s off-premise channels demonstrated their enduring popularity with guests. Drive-thru and Delivery grew about 12% and 40% in constant currency on top of very strong growth in the prior year, respectively. On-premise sales also continued to recover, growing about 55% versus the prior year in constant currency. With that, 45% of systemwide sales in the fourth quarter 2021 were generated in off-premise channels and 55% in the on-premise segments.

Digital, which includes sales from Delivery, Self-order kiosks and Mobile App generated 36% of sales in the fourth quarter, reaching its highest-ever quarterly sales total in absolute terms. The Company’s customer acquisition strategy surpassed an important milestone in 2021, becoming the first restaurant app to reach more than 60 million cumulative downloads in Latin America and the Caribbean. Importantly, its Mobile App also has the highest adoption rate in the industry with at least 2.5x times the average monthly active users (more than 10 million) compared with the nearest competitor.

In addition, Arcos Dorados’ CRM (customer relationship management) platform has grown to include more than 53 million unique registered users. New convenience solutions, combined with insights from the Company’s data analytics capabilities, are gaining traction through a more personalized experience that drives higher guest lifetime value.

Adjusted EBITDA – Excluding Venezuela ($million)

Breakdown of main variations contributing to 4Q21 Adjusted EBITDA

Consolidated Adjusted EBITDA of $112.4 million reflects significant operating leverage captured through higher sales levels and a more streamlined operation as well as a beneficial shift in sales channel mix. Consolidated Adjusted EBITDA margin was up 4.8 percentage points versus the fourth quarter of 2020 and up 1.0 percentage point versus the 2019 quarter.

Ongoing G&A expenses increased by 24.6% versus the fourth quarter 2020, below the blended G&A inflation for the period, and rose only 3.0% versus the fourth quarter 2019. The increase was primarily due to reduced G&A in 2020 when the Company implemented extraordinary cost saving measures to stabilize its operating cash flow at the beginning of the pandemic. Consolidated G&A expenses increased 35.2% versus the prior year and included $4.8 million in expenses related to its recent divisional reorganization. These reorganization expenses were excluded from the quarter’s Adjusted EBITDA calculation.

Non-operating Results - excluding Venezuela

Arcos Dorados’ non-operating results for the fourth quarter included a negligible non-cash foreign currency exchange gain, compared to a non-cash gain of $13.5 million in the same period of 2020. Net interest expense was $5.0 million lower year-over-year. The Company recorded an income tax expense of $23.2 million in the fourth quarter, compared to an income tax expense of $6.2 million in the prior-year period.

Fourth quarter net income attributable to the Company totaled $47.3 million, compared to net income of $24.2 million in the prior year period. Earnings per share were $0.22 in the fourth quarter 2021 compared to net income per share of $0.11 in the prior year quarter.

Divisional

Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,020			1,051

Total Revenues	253.7	(11.3)	56.1	298.6	17.7%	22.1%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						18.3% 5.7%
Adjusted EBITDA	32.6	(3.2)	46.7	76.1	133.5%	143.4%
Adjusted EBITDA Margin	12.8%			25.5%	12.6%

Brazil’s revenues reached $298.6 million in the quarter, supported by 18.3% growth in systemwide comparable sales. This included a single-month record of more than 1.0 billion Brazilian reais in systemwide sales in December. On a 2-year basis, systemwide comparable sales in the quarter rose 5.7%, on top of very strong fourth quarter 2019 figures.

Strong fourth quarter marketing activities captured retail seasonality and leveraged the recovery of the informal eating out industry. The Brazil division continued expanding its digital presence with a significant CRM activation using personalized promotions and communications to leverage elevated consumption during the Black Friday weekend. The division also sustained initiatives to strengthen brand affinity with one-of-a-kind marketing campaigns, including the national launch of a merchandising collection and top Brazilian celebrities describing their favorite orders at McDonald’s. The latter was based entirely on core menu items and generated more than 790 million social media impacts. During the fourth quarter, Brazil reached its highest traffic share, with the largest gap versus the closest competitor since CREST® began tracking this metric in the country.

Brazil also held its “McHappy Day”, with Big Mac sales proceeds donated to organizations that support youth opportunity and children’s health. Sales in 2021 were 13% higher than the previous year, which generated a donation of 22.5 million Brazilian reais.

As reported Adjusted EBITDA in the division reached $76.1 million in the quarter, resulting in a 12.6 percentage point improvement in Adjusted EBITDA margin versus the prior year quarter. Effective revenue management and a highly-localized cost structure drove significant operating leverage.

Food & Paper costs improved 140 basis points as a percentage of revenue versus the prior year and 60 basis points versus 2019, despite the cumulative effect of input cost pressures over the last two years. The quarter also included efficiencies across all other line items as well, driven primarily by operating leverage due to strong sales growth.

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	629			625

Total Revenues	177.6	(3.4)	35.0	209.2	17.8%	19.7%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						23.6% 15.0%
Adjusted EBITDA	19.4	1.0	9.8	30.2	55.3%	50.4%
Adjusted EBITDA Margin	10.9%			14.4%	3.5%

As of October 1, 2021, NOLAD was reorganized to include nine markets, all of which operate in hard or strong currencies: US dollars (Puerto Rico, Panama, St. Thomas and St. Croix), Euros (French Guiana, Guadeloupe and Martinique) or relatively stable local currencies (Mexico and Costa Rica).

As reported revenues were $209.2 million, up 17.8% in US dollars and 19.7% in constant currency versus the prior year quarter. Systemwide comparable sales rose 23.6% year-over-year and 15.0% on a 2-year basis. Mexico, Panama, Costa Rica and Puerto Rico contributed strongly to the quarter’s sales growth.

Marketing activities in NOLAD included the the launch of a new chicken sandwich in Mexico. The “Pollo McCrispy” debuted in October and received an enthusiastic guest response, strengthening the chicken platform in that market. Puerto Rico also reinforced its chicken menu with the introduction of Spicy McNuggets and boosted its dessert portfolio with the Chips Ahoy! collaboration across McFlurry, Frappe and cones. In Panama and Costa Rica, guests were treated for the first time in many years to the popular McRib sandwich. This limited time offer performed above expectations in both markets. Each of these marketing initiatives was designed to build an emotional connection with younger guests to support their long-term relationship with the Brand.

As reported Adjusted EBITDA reached $30.2 million in the fourth quarter compared with $19.4 million in the prior year quarter and $25.8 million in the fourth quarter 2019. Adjusted EBITDA margin rose 350 basis points against 2020, which includes a higher gross margin, G&A leverage and a 270 basis point boost from the fair value of restaurant businesses contributed to an investment with a sub-franchisee in Mexico. Fourth quarter 2021 Adjusted EBITDA margin was flat versus 2019, but rose 290 basis points excluding non-recurring items from both periods (the 2019 fourth quarter result included a $10.0 million non-cash bad debt reserve reversal in Puerto Rico).

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Ex. Venezuela (c)	Venezuela (d)	4Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	587				585

Total Revenues	176.1	(39.7)	134.7	1.5	272.6	54.8%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						91.1% 457.8%
Adjusted EBITDA	21.8	(4.3)	13.1	(0.1)	30.5	40.0%
Adjusted EBITDA Margin	12.4%				11.2%	-1.2%

As of October 1, 2021, SLAD was reorganized to include ten markets: Argentina, Chile, Colombia, Ecuador, Peru, Uruguay, Venezuela, Aruba, Curaçao and Trinidad & Tobago.

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	477			483

Total Revenues	174.4	(39.7)	134.7	269.4	54.5%	77.3%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						75.1% 80.8%
Adjusted EBITDA	22.7	(4.3)	13.1	31.5	39.1%	57.9%
Adjusted EBITDA Margin	13.0%			11.7%	-1.3%

Revenues in SLAD, excluding Venezuela, increased 54.5% in US dollars, driven by a 75.1% increase in systemwide comparable sales. Performance was strong across the division, especially in Argentina, Chile, Colombia, Ecuador and Peru where volume growth was robust. Two-year systemwide comparable sales growth of 80.8% was well-above the blended inflation in the period.

Comparable sales in SLAD benefited from strong average check growth driven by larger order sizes and strong Drive-thru performance. Menu and marketing initiatives, such as the Big Mac core extensions in Argentina, Chile, Ecuador and Uruguay as well as the “Doble Tasty” in Colombia, enhanced core brand equity and drove sales. The quarter also included the launch of the “McNivoros” in Colombia and “McNuggetear” in Peru, supporting the expanding chicken menu.

As reported Adjusted EBITDA reached $31.5 million, compared with $22.7 million in the prior-year quarter and $15.1 million in the fourth quarter 2019. Argentina, Chile and Colombia were the main contributors to the 2021 quarter’s result. Adjusted EBITDA margin was 11.7%, or 1.3 percentage points lower versus the prior year quarter, but 4.3 percentage points higher than the fourth quarter 2019. Payroll expenses rose as a percentage of revenue as government programs designed to protect jobs were largely discontinued in the fourth quarter 2021. Importantly, compared with 2019, all cost and expense line items in the quarter reflected positive operating leverage.

New Unit Development

Figure 7. Total Restaurants (eop)*

	December 2021	September 2021	June 2021	March 2021	December 2020
Brazil	1,051	1,052	1,044	1,030	1,020
NOLAD	625	626	626	629	629
SLAD	585	585	585	583	587
TOTAL	2,261	2,263	2,255	2,242	2,236

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of December 31, 2021

	Store Type*		Total Restaurants	Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC		Company Operated	Franchised
Brazil	590	461	1,051	631	420	95	2,013
NOLAD	431	194	625	494	131	14	536
SLAD	361	224	585	495	90	159	716
TOTAL	1,382	879	2,261	1,620	641	268	3,265

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 5 new restaurants during the fourth quarter of 2021, including 4 new free-standing units. For the full year 2021, the Company opened 46 new restaurants, including 40 free-standing units and 38 new restaurants in Brazil. This was in-line with the Company’s guidance of 40 to 50 new restaurant openings in the year with at least 80% being free-standing units and around 80% of openings in Brazil. There were 825 Experience of the Future Restaurants across the Company’s footprint as of the end of 2021.

The Company reiterates its guidance of at least 55 new restaurant openings in 2022 and a total of at least 200 new restaurant openings for the three-year period from 2022 to 2024. The Company further expects that around 90% of the new restaurant openings in the period will be free-standing units. This growth plan includes about 60% of openings in Brazil, with Chile, Costa Rica and Panama receiving the bulk of the remaining openings.

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	December 31,	December 31,
	2021	2020
Cash & cash equivalents (i)	278,830	165,989
Total Financial Debt (ii)	657,896	685,179
Net Financial Debt (iii)	379,066	519,190
Total Financial Debt / LTM Adjusted EBITDA ratio	2.4	10.1
Net Financial Debt / LTM Adjusted EBITDA ratio	1.4	7.6

(i)	Cash & cash equivalents includes Short-term investment

(ii)	Total financial debt includes long-term debt, short-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $120.4 million and $122.6 million as a reduction of financial debt as of December 31, 2021 and December 31, 2020, respectively).

(iii)	Total financial debt less cash and cash equivalents.

Cash and cash equivalents were $278.8 million and total financial debt (including the value of derivative instruments) was $657.9 million, as of December 31, 2021. Net debt (Total Financial Debt minus Cash and cash equivalents) was $376.4 million.

During the year, Arcos Dorados used $34.6 million to repurchase some of its outstanding 2023 and 2027 Senior Notes. The Company funded the open market repurchases with cash generated from operations together with proceeds from the monetization of the value of certain of its derivative instruments.

The Net Debt to Adjusted EBITDA leverage ratio fell to a healthy 1.4x at the end of the year, well below its original guidance. Also as of December 31, 2021, all the Company’s debt ratios were in compliance with their corresponding debt and Master Franchise Agreement limits.

Net cash generated from operating activities for the full year 2021, totaled $258.0 million, while cash used in net investing activities totaled $108.3 million. Capital expenditures totaled $115.0 million, which was in the guidance range of $110 to $130 million for the year. Net cash used in financing activities was $17.9 million.

Recent

Developments

2022 Dividend

On March 15, 2022, the Board of Directors of Arcos Dorados Holdings Inc. approved a dividend for 2022. As such, the Company will pay $0.15 per share to all Class A and Class B shareholders of the Company in four quarterly installments, as follows: $0.04 per share on March 31, 2022, $0.04 per share on June 30, 2022, $0.04 per share on September 30, 2022, and $0.03 per share on December 30, 2022. The payments will be made to shareholders of record as of March 28, 2022, June 27, 2022, September 26, 2022, and December 26, 2022, respectively.

2022 Annual General Shareholders Meeting (AGM)

On March 14, 2022, the Company announced the date for its AGM, which will be held on April 29, 2022, in Mexico City, Mexico, at 10:00am (local time), for all shareholders of record as of March 28, 2022.

Fourth Quarter 2021 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, March 16, 2022, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Fourth Quarter 2021 Results Webcast.

A replay of the webcast will be available later today through May 17, 2022 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

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Definitions

Systemwide comparable sales growth and Systemwide comparable sales growth 2-year basis: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) or for twenty-five months or longer (2-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis (in this release, this could be calculated a one-year basis when comparing with the previous year or on a 2-year basis when comparing with the same period in 2019). To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figures 10 and 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 21 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 12/31/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments from 2022 to 2024. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Fourth Quarter and Twelve Months 2021 Consolidated Results

Figure 10. Fourth Quarter 2021 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three Months ended		For Twelve-Months ended
	December 31,		December 31,
	2021	2020	2021	2020
REVENUES
Sales by Company-operated restaurants	745,847	580,397	2,543,907	1,894,618
Revenues from franchised restaurants	34,447	26,996	116,034	89,601
Total Revenues	780,294	607,392	2,659,941	1,984,219
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(258,536)	(205,296)	(899,077)	(677,087)
Payroll and employee benefits	(133,114)	(111,547)	(482,608)	(413,074)
Occupancy and other operating expenses	(206,943)	(166,095)	(772,169)	(624,154)
Royalty fees	(38,881)	(33,886)	(131,401)	(110,957)
Franchised restaurants - occupancy expenses	(13,306)	(12,736)	(50,627)	(43,512)
General and administrative expenses	(63,069)	(46,774)	(210,909)	(171,382)
Other operating income / (expense), net	11,323	(9,341)	26,369	(10,807)
Total operating costs and expenses	(702,526)	(585,675)	(2,520,422)	(2,050,973)
Operating income / (loss)	77,768	21,717	139,519	(66,754)
Net interest expense	(9,811)	(14,816)	(49,546)	(59,068)
Gain / (loss) from derivative instruments	1,007	(1,914)	(5,183)	(2,297)
Gain from securities	-	7,606	-	25,676
Foreign currency exchange results	(99)	13,288	(9,189)	(31,707)
Other non-operating (expenses) / income, net	(35)	2,427	2,185	2,296
Income / (loss) before income taxes	68,830	28,308	77,786	(131,854)
Income tax expense	(23,183)	(6,188)	(31,933)	(17,532)
Net income / (loss)	45,647	22,120	45,853	(149,386)
Net (loss) / income attributable to non-controlling interests	(85)	(85)	(367)	(65)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	45,562	22,035	45,486	(149,451)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.22	$ 0.10	$ 0.22	$ (0.72)
Weighted-average number of common shares outstanding-Basic	210,478,322	210,226,546	210,386,761	208,378,442
Adjusted EBITDA Reconciliation
Operating income / (loss)	77,768	21,717	139,519	(66,754)
Depreciation and amortization	29,200	30,387	120,394	126,853
Operating charges excluded from EBITDA computation	4,418	5,352	11,845	8,012
Adjusted EBITDA	111,386	57,456	271,758	68,111
Adjusted EBITDA Margin as % of total revenues	14.3%	9.5%	10.2%	3.4%

Fourth Quarter and Twelve Months 2021

Consolidated Results – Excluding Venezuela

Figure 11. Fourth Quarter 2021 Consolidated Results - Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

	For Three Months ended		For Twelve-Months ended
	December 31,		December 31,
	2021	2020	2021	2020
REVENUES
Sales by Company-operated restaurants	743,081	578,929	2,536,610	1,890,645
Revenues from franchised restaurants	34,049	26,784	114,994	89,081
Total Revenues	777,130	605,713	2,651,604	1,979,725
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(257,540)	(205,192)	(896,853)	(676,707)
Payroll and employee benefits	(132,664)	(111,513)	(481,459)	(412,228)
Occupancy and other operating expenses	(205,498)	(165,272)	(768,358)	(621,039)
Royalty fees	(38,880)	(33,886)	(131,401)	(110,957)
Franchised restaurants - occupancy expenses	(13,158)	(12,648)	(50,258)	(43,136)
General and administrative expenses	(61,759)	(45,690)	(207,327)	(168,036)
Other operating income / (expense), net	11,628	(7,871)	27,810	(6,664)
Total operating costs and expenses	(697,870)	(582,072)	(2,507,846)	(2,038,767)
Operating income / (loss)	79,260	23,642	143,758	(59,042)
Net interest expense	(9,812)	(14,817)	(49,551)	(59,072)
Gain / (loss) from derivative instruments	1,007	(1,915)	(5,183)	(2,297)
Gain from securities	-	7,606	-	25,676
Foreign currency exchange results	16	13,451	(9,301)	(31,734)
Other non-operating (expenses) / income, net	(34)	2,427	2,188	2,296
Income / (loss) before income taxes	70,438	30,394	81,912	(124,173)
Income tax expense	(23,179)	(6,183)	(31,912)	(17,586)
Net income / (loss)	47,259	24,211	50,000	(141,758)
Net (loss) / income attributable to non-controlling interests	(85)	(86)	(367)	(65)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	47,174	24,125	49,632	(141,823)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.22	$ 0.11	$ 0.24	$ (0.68)
Weighted-average number of common shares outstanding-Basic	210,478,322	210,226,546	210,386,761	208,378,442
Adjusted EBITDA Reconciliation
Operating income / (loss)	79,260	23,642	143,758	(59,042)
Depreciation and amortization	28,852	30,166	119,589	125,450
Operating charges excluded from EBITDA computation	4,313	4,568	11,694	6,118
Adjusted EBITDA	112,426	58,376	275,041	72,526
Adjusted EBITDA Margin as % of total revenues	14.5%	9.6%	10.4%	3.7%

Fourth Quarter and Twelve Months 2021

Results by Division

Figure 12. Fourth Quarter 2021 Consolidated Results by Division

(In thousands of U.S. dollars)

	4Q				FY
	Three Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2021	2020	(Decr)	Incr/(Decr)%	2021	2020	(Decr)	Incr/(Decr)%
Revenues
Brazil	298,561	253,730	17.7%	22.1%	1,002,781	862,748	16.2%	21.8%
NOLAD	209,171	177,610	17.8%	19.7%	780,866	584,646	33.6%	32.2%
SLAD	272,560	176,052	54.8%	87.1%	876,294	536,825	63.2%	104.7%
SLAD - Excl. Venezuela	269,398	174,373	54.5%	77.3%	867,957	532,330	63.0%	86.0%
TOTAL	780,292	607,392	28.5%	n/a	2,659,941	1,984,219	34.1%	n/a
TOTAL - Excl. Venezuela	777,130	605,713	28.3%	37.3%	2,651,604	1,979,725	33.9%	42.2%

Operating Income (loss)
Brazil	60,787	18,492	228.7%	243.5%	117,887	16,121	631.3%	639.8%
NOLAD	22,241	5,915	276.0%	291.2%	48,785	30	163021.8%	164150.4%
SLAD	22,413	14,101	58.9%	53.5%	48,614	(28,842)	-268.5%	-203.1%
SLAD - Excl. Venezuela	23,905	16,023	49.2%	75.1%	52,853	(21,130)	-350.1%	-411.8%
Corporate and Other	(27,673)	(16,788)	-64.8%	-82.9%	(75,767)	(54,063)	40.1%	-61.2%
TOTAL	77,768	21,720	258.1%	n/a	139,519	(66,754)	-309.0%	n/a
TOTAL - Excl. Venezuela	79,260	23,642	235.3%	255.5%	143,758	(59,042)	-343.5%	-349.2%

Adjusted EBITDA
Brazil	76,056	32,576	133.5%	143.4%	175,603	76,155	130.6%	136.3%
NOLAD	30,175	19,421	55.4%	50.4%	85,323	41,496	105.6%	56.2%
SLAD	30,477	21,767	40.0%	37.8%	77,573	830	9250.4%	6914.0%
SLAD - Excl. Venezuela	31,516	22,682	39.0%	57.9%	80,856	5,245	1441.6%	1670.2%
Corporate and Other	(25,323)	(16,303)	-55.3%	-72.7%	(66,741)	(50,370)	32.5%	-53.4%
TOTAL	111,385	57,461	93.9%	n/a	271,758	68,111	299.0%	n/a
TOTAL - Excl. Venezuela	112,424	58,376	92.6%	102.2%	275,041	72,526	279.2%	287.1%

Figure 13. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
4Q21	5.58	20.74	100.47
4Q20	5.40	20.53	80.03

Summarized Consolidated Balance Sheets

Figure 14. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	278,830	165,989
Accounts and notes receivable, net	82,180	94,249
Other current assets (1)	179,106	155,293
Total current assets	540,116	415,531
Non-current assets
Property and equipment, net	743,533	796,532
Net intangible assets and goodwill	38,808	37,046
Deferred income taxes	67,802	55,567
Derivative instruments	120,371	121,901
Equity method investments	13,105	1,640
Leases right of use assets, net	763,580	790,969
Other non-current assets (2)	73,942	74,768
Total non-current assets	1,821,141	1,878,423
Total assets	2,361,257	2,293,954
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	269,215	209,535
Taxes payable (3)	137,362	91,284
Accrued payroll and other liabilities	89,923	79,218
Other current liabilities (4)	27,316	56,726
Provision for contingencies	2,140	2,024
Financial debt (5)	12,787	7,856
Operating lease liabilities	79,120	56,828
Total current liabilities	617,863	503,471
Non-current liabilities
Accrued payroll and other liabilities	21,900	21,884
Provision for contingencies	31,946	24,924
Financial debt (6)	754,097	787,979
Deferred income taxes	7,170	5,067
Operating lease liabilities	707,119	752,613
Total non-current liabilities	1,522,232	1,592,467
Total liabilities	2,140,095	2,095,938
Equity
Class A shares of common stock	388,369	386,603
Class B shares of common stock	132,915	132,915
Additional paid-in capital	10,101	11,540
Retained earnings	316,180	290,895
Accumulated other comprehensive losses	(607,768)	(584,860)
Common stock in treasury	(19,367)	(39,547)
Total Arcos Dorados Holdings Inc shareholders’ equity	220,430	197,546
Non-controlling interest in subsidiaries	732	470
Total equity	221,162	198,016
Total liabilities and equity	2,361,257	2,293,954

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Instruments”.

(2)	Includes "Miscellaneous", "Collateral deposits", and "McDonald’s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Royalties payable to McDonald’s Corporation" and "Interest payable".

(5)	Includes "Current portion of long-term debt" and "Derivative instruments”.

(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!

15 years

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